


RECD S.E.C.
SEP 24 2002

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

Pechiney
(Translation of Registrant's Name Into English)

7, Place du Chancelier Adenauer
75218 Paris Cedex 16
France
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______)

Enclosed: A press release dated September 19, 2002, 2002 announcing the ending of two legal disputes.


PECHINEY

END OF 2 LEGAL DISPUTES

Paris, France- September 19th, 2002: Two long standing disputes concerning the Pechiney Group have recently been settled.

One concerns one of its US packaging subsidiaries. The subsidiary was successful in a patent infringment case brought against one of its US competitors.
The other one concerns Brandeis of which its metal trading activities were sold in 2000 by Pechiney.
The net result of these two settlements has led to a payment by the group of less than US$ 10 million.

Investor Relations Contacts:
Charles L. Ranunkel Tel: 33 1 56 28 25 07
Catherine Paupelin Tel: 33 1 56 28 25 08
Jérôme Gaudry Tel: 33 1 56 28 25 23
Fax 33 1 56 28 33 38

PECHINEY
7, place du Chancelier Adenauer
75116 Paris
e-mail: Pechiney-IR-Team@pechiney.com
Internet: http://www.pechiney.com

Press Contacts:
Chrystèle Ivins: Tel: 33 1 56 28 24 18
chrystele.ivins@pechiney.com

Stephan Giraud: Tel: 33 1 56 28 24 19
stephan.giraud@pechiney.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Pechiney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PECHINEY

Date: September 20, 2002

By: 

Name: Olivier Mallet
Title: Chief Financial Officer